ASX: MSB; Nasdaq: MESO mesoblast Operational Highlights & Financial Results for the Period Ended September 30, 2021 NOVEMBER 2021 Exhibit 99.4

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This presentation includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward- looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. All statements other than statements of historical facts contained in this presentation are forward-looking statements. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “would,” “could,” and similar expressions or phrases identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and future events , recent changes in regulatory laws, and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. These statements may relate to, but are not limited to: expectations regarding the safety or efficacy of, or potential applications for, Mesoblast's adult stem cell technologies; expectations regarding the strength of Mesoblast's intellectual property, the timeline for Mesoblast's regulatory approval process, and the scalability and efficiency of manufacturing processes; expectations about Mesoblast's ability to grow its business and statements regarding its relationships with current and potential future business partners and future benefits of those relationships; statements concerning Mesoblast's share price or potential market capitalization; and statements concerning Mesoblast's capital requirements and ability to raise future capital, among others. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. You should read this presentation together with our financial statements and the notes related thereto, as well as the risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast's actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, include, without limitation: risks inherent in the development and commercialization of potential products; uncertainty of clinical trial results or regulatory approvals or clearances; government regulation; the need for future capital; dependence upon collaborators; and protection of our intellectual property rights, among others. Accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

Our Mission Mesoblast is committed to bringing to market innovative cellular medicines to treat serious and life-threatening illnesses

Mesoblast has the right to use data generated by JCR Pharmaceuticals Co Ltd in Japan to support its development and commercialization plans for remestemcel-L in the US and other major healthcare markets, including for GVHD and Hypoxic Ischemic Encephalopathy # The agreement remains subject to certain closing conditions, including time to analyze the results from the COVID-19 ARDS trial Pipeline

Platform Technology – Mechanism of Action

Our mesenchymal precursor/stromal cells respond to and are activated by multiple inflammatory cytokines through surface receptors, resulting in orchestration of an anti-inflammatory cascade



Inflammation
IL-1β
IL-6
IL-17
TNFα
IFNγ
Mesenchymal Precursor / Stromal Cell
IL-10
Breg
Proliferation
Antibody production
Effector B cell
IDO
(+ unknown factors)
IDO, PGE2
TGFβ
Activation
Cytotoxicity
NK
PGE2
Maturation
Activation
Antigen Presentation
Immature DC
IDO, PGE2
TGFβ, M-CSF, CCL2
IL-1
IL-6
TNFα
M1
Polarize M1 to M2
M2
IL-10
T_H1
IDO, PGE2
T_H17
Proliferation
Cytokine secretion
Cytotoxicity
IDO, TGFβ
Treg
IL-10

Source: Data on file

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Global IP Estate Provides Substantial Competitive Advantage Extensive patent portfolio with protection extending through 2040 in all major markets Over 1,000 patents and patent applications (~80 patent families) across all major jurisdictions Covers composition of matter, manufacturing, and therapeutic applications of mesenchymal lineage cells Provides strong global protection in areas of our core commercial focus against cell-based competitor products When outside our core commercial areas, may consider granting rights to third parties who require access to our patent portfolio to commercialize their products Mesoblast receives royalty income from its patent licensee TiGenix, S.A.U., a wholly owned subsidiary of Takeda, on its worldwide sales of its product Alofisel® for the treatment of complex perianal fistulas in adult patients with Crohn’s disease, as well as milestone payments Sources Allogeneic / Autologous (Bone Marrow, Adipose, Dental Pulp, Placental), Pluripotent (iPS) Therapeutic Areas Core commercial and non-core indications Markets Global coverage including U.S., Europe, China, and Japan

Commercial-scale Manufacturing Capabilities Scalable allogeneic “off-the-shelf” cellular platforms Manufacturing meets stringent criteria of international regulatory agencies Robust quality assurance processes ensure final product with batch-to-batch consistency and reproducibility Projected increase in capacity requirements for maturing pipeline Proprietary xeno-free technologies will increase yields and output Moving to 3D bioreactors will reduce labor and improve manufacturing efficiencies These innovations will significantly reduce cost of goods Manufacturing Remestemcel-L © Lonza, reproduced with permission

Financial Results

Financial Highlights Successfully entered into a refinancing and expansion of our senior debt facility with Oaktree Capital Management. The new US$90 million, 5-year secured facility has a 3-year interest only period after which time 40% of the principal amortizes over two years and a final payment due no later than November 2026 Cash on hand at the end of the quarter was US$116.0 million Revenues from TEMCELL® HS Inj.(1) royalties in Japan were US$2.4 million, an increase of 22% on the previous quarter, and of 90% on the comparative quarter last year Net cash operating burn was US$19.6 million for the quarter, a reduction of US$8.6 million on the comparative quarter Loss after tax improved US$1.9 million on the comparative quarter 1. TEMCELL® HS Inj. is a registered trademark of JCR Pharmaceuticals Co. Ltd.

Increased Revenues and Reduced Expenditures Resulted in Improved Loss after Tax

P&L for the 3 months ended (US$m)	Sept 30, 2021	Sept 30, 2020
Commercialization revenue	2.4	1.3
Milestone revenue	1.2	-
Total Revenue	**3.6**	**1.3**
Research and development	(9.3)	(19.3)
Manufacturing	(7.5)	(11.9)
Management & administration	(5.9)	(7.7)
Contingent consideration	0.3	15.1
Other operating income & expenses	(0.2)	0.1
Finance costs	(3.7)	(2.9)
Loss before tax	**(22.7)**	**(25.3)**
Income tax benefit	-	0.7
Loss after tax	**(22.7)**	**(24.5)**

Figures are rounded

Revenue:

Royalties from TEMCELL® HS Inj.(1) in Japan increased to $2.4m, 22% on the previous quarter, and 90% on the comparative quarter last year.

Milestone revenue of US$1.2m as Takeda received approval to manufacture and market Alofisel® (darvadstrocel) in Japan for the treatment of complex perianal fistulas in patients with non-active or mildly active luminal Crohn's Disease.

Research & Development:

52% reduction of $10.0m in R&D as clinical trial activities for our COVID-19 ARDS, CLBP and CHF product candidates reduced given clinical trial recruitment and data analysis is now complete.

Manufacturing:

37% reduction of $4.4m in Manufacturing due to a reduction in process development activities. During the quarter we continued to build our pre-launch inventory levels of remestemcel-L to support the long-term commercial supply for SR-aGVHD and COVID ARDS.

We expect to recognize the existing US$26.0 million of remestemcel-L pre-launch inventory on the balance sheet if we receive FDA approval.

Management & Administration:

23% reduction of $1.8m compared to Q1 FY2021 as employee compensation costs were reduced.

Contingent Consideration:

$14.8m reduction. Q1 FY2021 included a $15.1m gain reflecting a reduction in future third party payments.

1. TEMCELL® HS Inj. is a registered trademark of JCR Pharmaceuticals Co. Ltd.

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Remestemcel-L - Acute Graft versus Host Disease (aGVHD) - Acute Respiratory Distress Syndrome (ARDS)

Acute GVHD: Serious and Fatal Complication of Allogeneic Bone Marrow Transplantation (BMT)


PHASE 1
Host Tissue Damage by BMT Conditioning
PHASE 2
Immune Cell Activation & Cytokine Storm
PHASE 3
Inflammation and End Organ Damage
Conditioning regimen, chemotherapy, or radiation
Tissue Damage
Macrophage input to cytokine storm
Macrophage
Activation of CD4 & CD8 T-cells
CTL
CTL
Cytokine Storm
TNF, IL-1, IL-6
IFNγ, IL-2, IL-12, IL-21, IL-22, IL-23
SKIN
LUNG
LIVER
GUT

Modified from Blazar et al., Nature Reviews Immunology 12: 443 – 458

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Children with Steroid-Refractory Acute GVHD at High Risk of Treatment Failure and Death Extremely high unmet medical need More than 2,000 allogeneic BMTs in children and adolescents in US1 Despite prophylaxis, ~50% will develop aGVHD2 First-line treatment is corticosteroids Response rate is ~50% Children < 12 years of age have no approved treatment for steroid-refractory acute GVHD Acute GVHD Primarily Affects Skin, GI Tract, and Liver Classic skin rash; Abdominal cramps; Large volumes of diarrhea Rising serum bilirubin (indicative of liver damage or disease) Mortality as high as 70 – 90%2-5 when involving gut and liver 1. HRSA Transplant Activity Report, CIBMTR, 2019; 2. Westin, J., Saliba, RM., Lima, M. (2011) Steroid-refractory acute GVHD: predictors and outcomes. Advances in Hematology; 3. MacMillan, M.L. et al. Pediatric acute GVHD: clinical phenotype and response to upfront steroids. Bone Marrow Transplant 55, 165–171 (2020); 4. Jagasia, M. et al. Risk factors for acute GVHD and survival after hematopoietic cell transplantation. Blood (2012) 119 (1): 296-307; 5. Axt L, Naumann A, Toennies J (2019) Retrospective single center analysis of outcome, risk factors and therapy in steroid refractory graft-versus-host disease after allogeneic hematopoietic cell transplantation. Bone Marrow Transplantation © J Kurtzberg MD, reproduced with permission

Remestemcel-L: Prior Clinical Data in Children with SR-aGVHD Remestemcel-L was used as first-line therapy in a randomized controlled Phase 3 trial of 260 patients, with SR-aGVHD, including 27 children Remestemcel-L was used as salvage therapy in an expanded access program in 241 children with SR-aGVHD, 80% of whom had Grade C/D disease, and failed institutional standard of care Remestemcel-L was used as first-line therapy in Mesoblast’s open-label Phase 3 trial in 54 children with SR-aGVHD, 89% of whom had Grade C/D disease Source: ODAC Advisory Committee Briefing Document and Presentation August 2020. Mount Sinai Acute GVHD International Consortium (MAGIC) - a group of ten BMT centers throughout the US and Europe whose purpose is to conduct ground-breaking clinical trials in GVHD, including developing informative biorepositories that assist in developing treatments that can guide GVHD therapy. Two subjects in the MAGIC cohort had follow-up <100 days; these subjects are excluded from the respective survival analyses. GVHD001 had 55 randomized patients, however one patient dropped out before receiving any dose of remestemcel-L Consistent efficacy and safety outcomes in a total of 309 children from three studies:

Remestemcel-L Improved Dismal Survival in Children with SR-aGVHD

2-Year Survival in Pediatric Patients Treated with Steroids[1]
N=370



180 Days
2 Years
1
0.8
0.6
0.4
0.2
0
Cumulative Survival Proportion
49%
35%
Steroid Refractory – Best Available Therapies
0
3
6
9
12
15
18
21
24
Months

Study 001 / 002 Survival through Day 180[2]
N=54



1
0.8
0.6
0.4
0.2
0
69%
Steroid Refractory – Remestemcel-L
0
20
40
60
80
100
120
140
160
180
Days Since First Dose of Remestemcel-L

1. Adapted and redrawn from Figure 2 of MacMillan, M.L. et al. Pediatric acute GVHD: clinical phenotype and response to upfront steroids. Bone Marrow Transplant 55, 165–171 (2020); 2. Kurtzberg, J. et al. A Phase 3, Single-Arm, Prospective Study of Remestemcel-L, Ex Vivo Culture-Expanded Adult Human Mesenchymal Stromal Cells for the Treatment of Pediatric Patients Who Failed to Respond to Steroid Treatment for Acute Graft-versus-Host Disease. Biol Blood Marrow Transplant 26 (2020) 845-854

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MAGIC Algorithm Probability Biomarker Score (MBS, MAP) > 0.29 is a Validated Threshold Identifying Acute GVHD Patients at High Risk of Non-Response to Treatment and Death



MAGIC
Test Cohort
MAGIC
Validation Cohort 1
MAGIC
Validation Cohort 2
Overall Survival (%)
100
80
60
40
20
0
0 2 4 6 8 10 12
Months since treatment
p < 0.001
MAP score < 0.29
MAP score ≥ 0.29
61 36 26 24 21 17 13
61 51 45 38 37 35 27
42 24 15 15 13 11 9
38 34 31 27 27 26 22
19 10 4 3 2 2 2
49 47 41 32 29 26 10

Major-Monfried H, et al. MAGIC biomarkers predict long-term outcomes for steroid-resistant acute GVHD. Blood 2018; 131 (25): 2846-2855

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MAP > 0.29 67% vs 10%, p = 0.01  MAP > 0.29 64% vs 10%, p = 0.01  Remestemcel-L Treatment Results in Significantly Greater Day 28 Overall Responses and Day 180 Survival in Steroid-Refractory Patients with Baseline MAP > 0.29 Kasikis S et al. Bone Marrow Transplantation 2021; 56:2869–2870. Day 28 Non-Responder Day 28 Responder Day 180 Dead Day 180 Alive

Remestemcel-L: Regulatory & Commercial Update for SR-aGVHD These data provide further support for the proposed anti-inflammatory mechanism of action of remestemcel-L and its immunomodulatory activity in patients with SR-aGVHD, resulting in improved survival outcomes At the upcoming scheduled meeting with United States Food & Drug Administration’s (FDA) Office of Tissue and Advanced Therapies (OTAT), Mesoblast will address the appropriateness of potency assays related to remestemcel-L’s proposed anti-inflammatory mechanism of action as well as the outstanding chemistry, manufacturing and controls (CMC) items These discussions could support a resubmission of the current Biologics License Application (BLA) with a six month review with the aim of achieving approval for remestemcel-L in the treatment of SR-aGVHD in children

Overview – Remestemcel-L for ARDS due to COVID-19 | 19 COVID-19 is a respiratory virus with a high mortality due to a severe inflammatory condition of the lungs called acute respiratory disease syndrome (ARDS) ARDS is caused by cytokine storm in lungs of patients infected with COVID-19 and is the primary cause of death The extensive safety data of remestemcel-L and its anti-inflammatory effects in aGVHD makes a compelling rationale for evaluating remestemcel-L in COVID-19 ARDS Intravenous delivery of remestemcel-L results in selective migration to the lungs making inflammatory lung disease an ideal target for this therapy Remestemcel-L has the potential to tame the cytokine storm in ARDS and may offer a life-saving treatment for those suffering from COVID-19

Age > 65 years is Associated with Reduced Naïve T Cell Response to SARS-CoV-2, Delayed Viral Clearance and Greater Disease Severity

Naïve CD4 and CD8 T Cells reduced in age > 65



r= -0.37
p<0.0001
r= 0.20
p=0.15
r= 0.24
p=0.23
Naive CD4 (%)
Age (years)



r= -0.74
p<0.0001
r= -0.54
p<0.0001
r= -0.65
p=0.0004
Naive CD8 (%)
Age (years)

Age > 65 associated with greater COVID-19 peak disease severity



r= 0.49
p=0.0002
r= 0.44
p=0.02
Age
Peak disease severity



T cells
Viral load
Antibodies
Innate
Adaptive immunity

SARS-CoV-2-specific CD4 T cells and CD8 T cells limit disease severity



p = 0.006

Median duration to negative status longer in subjects over 65 years (43 days) compared with under 65 years (29 days)

Rydyznski Moderbacher et al., Antigen-Specific Adaptive Immunity to SARS-CoV-2 in Acute COVID-19 and Associations with Age and Disease Severity. 2020, Cell 183, 996–1012; doi.org/10.1016/j.cell.2020.09.038
Stehlik P et al. Repeat testing for SARS-CoV-2: persistence of viral RNA is common, and clearance is slower in older people. Medical Journal of Australia 2021; doi:10.5694/mja2.51036

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Clinical Experience with Remestemcel-L in COVID-19 ARDS Emergency IND in Ventilator-Dependent COVID-19 ARDS 11 patients (10/11 were < 65 years) with moderate/severe ARDS on ventilators at Mt. Sinai Hospital in New York Patients received two infusions of remestemcel-L 2 million cells/kg within five days Nine patients (82%) successfully came off ventilator and were discharged from the ICU Experience under the emergency IND informed the dosing regimen for the randomized controlled Phase 2b/3 trial, however no data on this dosing regimen in patients ≥ 65 years Phase 3 Randomized Controlled Trial in COVID-19 ARDS Multi-center, randomized, controlled, blinded study to assess safety and efficacy of remestemcel-L versus placebo in ventilator-dependent patients with moderate/severe ARDS due to COVID-19 Up to 300 patients randomized 1:1 to receive placebo or two infusions of remestemcel-L within 3-5 days 222 patients enrolled before the study was stopped by DSMB as unlikely to meet primary endpoint of 43% overall mortality reduction The median age increased from 59 in the first half of the trial to 67 in the second half (p<0.0001) Preliminary results based on 60-day patient follow-up post randomization Pre-specified analysis of results stratified by age < or ≥ 65: 125 patients < 65 years, 97 patients ≥ 65 years

Greater Mortality through Day 60 in Control Patients Older than 65, Consistent with Other Trials Controls Age < 65 vs ≥ 65 (n=110)

Greatest Mortality Reduction Improved ARDS Severity* Seen in Remestemcel-L Treated Patients < 65 years Modified Intent to Treat (mITT) Patients < 65 years old (n=123), Remestemcel-L vs Control Treated Patients (mITT) < 65 years old (n=123) Remestemcel-L vs Control * Measured as resolution and/or improvement of ARDS as defined by the Berlin criteria at Days 7, 14, 21, and 30 post-randomizations

Treated Patients (mITT) < 65 years old on Dexamethasone (n=73) through 90-Days Remestemcel-L Plus Dexamethasone Shows Synergy in Mortality Reduction and Improvement in ARDS Severity in Exploratory Population < 65 years old Treated Patients (mITT) < 65 years old on Dexamethasone (n=73) * Respiratory Function Improvement measured as resolution and/or improvement of ARDS as defined by the Berlin criteria at Days 7, 14, 21, and 30 post-randomizations; Clinical Improvement was assessed based on a 7-point ordinal scale at baseline and on Days 7, 14, 21, and 30 and discharge from hospital

Mesoblast met with the FDA in regard to potential Emergency Use Authorization (EUA) for remestemcel-L in the treatment of ventilator-dependent patients with moderate or severe ARDS due to COVID-19 The FDA advised that an additional clinical study in COVID ARDS, if statistically positive, could provide a dataset in conjunction with the recently completed 222 patient clinical study that might be sufficient to support an EUA FDA indicated that potency assays must be established and agreed prior to commencement of the proposed Phase 3 clinical trial Mesoblast plans to move forward with an additional Phase 3 trial in COVID-19 ARDS with the next step being to agree with the FDA the final protocol and potency assay Remestemcel-L: Regulatory Pathway to Potential EUA for COVID-19 ARDS

Rexlemestrocel-L - Update on Chronic Heart Failure (CHF)

Chronic Heart Failure: Rising Incidence & High Mortality Cardiovascular disease remains the leading cause of death in the United States1 Heart failure affects 6.5 million patients in the US and 26 million patients globally. As populations age, the prevalence is increasing2 Chronic heart failure (CHF) is a progressive disease with a high mortality that approaches 50% at 5 years2,3, and at least 75% after an initial hospitalization4 Patients with heart failure are also at high risk of recurrent major adverse cardiac events involving large vessels (heart attacks / strokes) 1. Muntner BEJ, et al. Heart Disease and Stroke Statistics-2019 Update: A Report From the American Heart Association. Circulation. Feb 19, 2019. 2. United States Food & Drug Administration. Treatment for Heart Failure: Endpoints for Drug Development. Draft Guidance. June 2019. 3. Taylor CJ, et al. Trends in survival after a diagnosis of heart failure in the United Kingdom 2000-2017: population-based cohort study. BMJ. 2019;364:I223. 4. Shah KS, et al. Heart Failure with Preserve, Borderline, and Reduced Ejection Fraction; 5-Year Outcomes. JACC. 2017;Nov12. New therapies for chronic heart failure reduce recurrent hospitalizations due to cardiac decompensation, however they do not materially improve cardiac mortality or major ischemic events (heart attacks/strokes)

Proposed Mechanism of Action of Intra-Cardiac MPC Administration in Treatment of both Heart Failure & Large Vessel Atherosclerosis

Mesenchymal precursor cells (MPC) key mechanisms of action thought to beneficially impact the heart and the systemic vasculature:

- Reduction in cardiac and systemic inflammation
- Reversal of endothelial dysfunction
- Induction of microvascular network within viable heart muscle
- Reduction in heart muscle death



Inflammation in HF
M1
M1
IL-1β
TNFα
Revascor
(MPC-150-IM)
M2
Polarization
M1
TNFα
IL-1β
IL-6
PGE2, IDO
IL-10
PDGF
FGF2
SDF-1 VEGF Ang1
NFkB
Neovascularisation
Cardiomyocyte Survival
Smooth muscle cells
Endothelial cells

Borow KM, Yaroshinsky A, Greenberg B, Perin E. Phase 3 DREAM-HF Trial of Mesenchymal Precursor Cells in Chronic Heart Failure: A Review of Biological Plausibility and Implementation of Flexible Clinical Trial Design. *Circ Res.* 2019;125:265-281

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Late Breaking Presentation at American Heart Association Annual Meeting Data from the randomized, controlled Phase 3 trial of rexlemestrocel-L in 565 patients with NYHA class II and class III HFrEF were presented as a late breaking presentation at the AHA annual Scientific Sessions during a featured program titled ‘Building on the Foundations of Treatment: Advances in Heart Failure Therapy’ The trial’s co-principal investigator Dr Emerson Perin, Medical Director of Texas Heart Institute, and Clinical Professor, Baylor College of Medicine, gave the presentation titled ‘Randomized Trial of Targeted Transendocardial Delivery of Mesenchymal Precursor Cells in High-Risk Chronic Heart Failure Patients with Reduced Ejection Fraction’ New data presented from the landmark study showing a significant relationship between presence of systemic inflammation as quantified by high-sensitivity C-reactive protein (hs-CRP) and treatment benefit with rexlemestrocel-L on risk of cardiovascular mortality, heart attacks or strokes

DREAM HF: Overview of Phase 3 Trial Mesoblast’s allogeneic cell therapy rexlemestrocel-L has a dual mechanism of action that involves immunomodulation and improvement in blood vessel integrity/function DREAM-HF Phase 3 trial was designed to evaluate whether rexlemestrocel-L could improve morbidity and mortality in advanced chronic heart failure patients Trial design: 1:1 randomized, controlled, double blinded; conducted over 55 sites across North America using 150 million cell dose vs control in 565 patients Primary endpoint: reduction in recurrent heart failure-related hospitalizations Secondary endpoints: Reduction in ischemic cardiovascular events (heart attack / stroke) Reduction in recurrent hospitalizations due to ischemic events (heart attack / stroke) Reduction in death due to cardiac causes Composite of the pre-specified ischemic major adverse cardiac events (MACE: heart attack, stroke or cardiac death) | 30

Rexlemestrocel-L Did Not Further Reduce Frequency of Hospitalization for Worsening HF Symptoms Over Maximal Standard of Care All Patients (n=537) HR: 1.2 p=0.4 | 31

Rexlemestrocel-L Reduced Incidence of Non-fatal MI or Non-fatal Stroke Over Standard of Care Alone | 32

Rexlemestrocel-L Reduced Incidence of Cardiac Death, Particularly in Patients with Inflammation | 33 Time-to-Cardiac Death in NYHA Class II Patients

Rexlemestrocel-L Reduced Incidence of 3-Point MACE (Cardiac Death or MI or Stroke) in all 537 Treated Patients, and Especially in Those with Inflammation | 34 Time-to-First-Event for Cardiac Death or Non-fatal MI or Non-fatal Stroke MPC 22/102 (21.6%) vs. CTRL 30/115 (26.1%) HR: 0.843 95% CI (0.480,1.448) HR p-value = 0.519 + Censored

Conclusions Transendocardial delivery of 150 million allogeneic MPCs (rexlemestrocel-L) was safe and did not elicit any clinically meaningful immune-related responses Over a mean follow-up of 30 months, a single rexlemestrocel-L dose added to maximal standard of care significantly reduced: Non-fatal MI or non-fatal stroke in NYHA class II & class III Cardiac death in NYHA class II Composite of cardiac death or non-fatal MI or non-fatal stroke in all 537 patients Benefits of MPC therapy were most evident in 301 patients with baseline inflammation (plasma hsCRP ≥2 mg/L) Rexlemestrocel-l did not further reduce frequency of hospitalization for worsening HF symptoms over maximal standard of care | 35